Filed by Personalis, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Personalis, Inc.

(Commission File No. 001-38943)

Date: November 12, 2026

Investor Presentation Personalis acquisition by Tempus November 2026 © 2026 Personalis, Inc. All rights reserved. All trademarks are the property of Personalis, Inc. or their respective owners. All products described here are for Research Use Only and not for use in diagnostic procedures (except as specifically noted).

$1.9bn Sale of Personalis to Tempus Maximizes Value to Shareholders Deal Terms Protect Shareholders While Providing Significant Upside Transaction was highly negotiated over the course of months amidst a competitive process and represents best terms reasonably available: Board negotiated downside protections against Tempus share price volatility, including a collar and “walk-away” rights Personalis Board repeatedly sought an upward bound of the collar, but Tempus would not agree – Board prioritized maximizing deal value and deal certainty over seeking uncertain pre-closing upside Tempus increased its value indication 4 times, from $9.00 to $16.25 per share Tempus is the company’s long-standing commercial partner, uniquely positioned to maximize value of the combined business Personalis stockholders benefit from future upside via stock consideration component, including future synergies Board Ran a Robust Process to Maximize Value Independent Board conducted a broad review of strategic alternatives vs. standalone plan: Rigorously evaluated go-forward prospects, including both upside potential and the execution and financing risks entailed Solicited every credible counterparty to participate in process and played them against each other to obtain highest risk adjusted value available Sale today for an attractive price compared favorably to the viability of building fully independent organization Maximizes Value of Business Right Time to Transact Business was nearing an inflection point – significant new capital would be required in order to effectively compete in an increasingly competitive MRD market, which would dilute shareholders Growing consolidation in the diagnostics market, and no guarantee that a sale would be available in the future Personalis had been subject to strategic interest for years, albeit at significantly lower valuations – Personalis began responding to Tempus’s overtures in earnest, and soliciting proposals from others, only one proposal on the table was attractive Personalis’ ultra-sensitive MRD test was ahead of the competition, but competitors were closing the gap The proposed $16.25 per share transaction represents a strong outcome across all observable metrics for the company: Consideration compares favorably vs. Board’s assessment of the value of its standalone plan; Board accounted for all current and future sources of business, including revenue associated from the Moderna PCV relationship Moderna success was fully priced into the management forecast, and the Tempus offer still exceeded the value of the standalone plan while eliminating execution/financing risk (and risk of Moderna bringing work in-house) Consideration is superior to a range of other metrics, including precedent diagnostic transactions Third largest public, specialty diagnostics transaction of all time and the largest MRD focused transaction ever After conducting a comprehensive market check, negotiating substantial economic and structural improvements, and evaluating the risks and opportunities of the standalone plan, the Board unanimously determined that the Tempus merger provides the most attractive combination of value, certainty, and future upside reasonably available to Personalis stockholders2

Transaction Follows a Thorough, Fair Process Transaction Offers Compelling and Certain Value Stock Consideration Allows Participation in Potential Upside from Combination; Transaction Mitigates Significant Standalone Execution Risk Moderna / Merck News was Already Priced into Management Forecast and Standalone Valuation

A Majority-Independent, Highly Qualified Board Led the Process

★ *Present Today*



★ Karin Eastham
Independent Chair of the Board

- Director since 2019; Chair since 2022
- Chair of the Nominating & Governance Committee
- Has served on the Veracyte board of directors since 2012
- Former EVP and COO of the Burnham Institute for Medical Research

Former board positions

- Nektar (2018 – 2023)
- Geron (2009 – 2023)
- Illumina (2004 – 2019) – *Oversaw Illumina's rejection of Roche's 2012 hostile takeover attempt*
- MorphoSys AG (2012 – 2017)
- AltheaDx (2014 – 2015)
- Trius Therapeutics (2009 – 2013)
- Amylin Pharma (2005 – 2012)
- Genoptix (2008 – 2011)
- SGX Pharma (2005 – 2008)
- Tercica (2003 – 2008)
- Cyntellect (2000 – 2006)
- Molecular Probes (2002 – 2003)



★ Christopher Hall
Chief Executive Officer and Director

- CEO and director since March 2023; joined Personalis in 2022 to lead Diagnostics
- Previously CEO of Naring Health, a digital health company
- Previously served as President, COO and Chief Commercial Officer of Veracyte from 2010 to 2019



Woodrow A. Myers, Jr., M.D.
Independent Director

- Director since 2021; member of the Compensation and Nominating & Governance Committees
- Currently serves as a director for the Wellness Equity Alliance and as an advisor to Lightspeed Venture Partners, the SCAN Group, and eHealth Inc.

Former board positions

Freespira (2021 – 2024); Express Scripts (2007 – 2018); Mallinckrodt (2022 – 2023); SynGen (2012 – 2017); Corizon Health (2015 – 2017); Stanford Medical Center (2005 – 2014); LipoScience (2011 – 2014); Genomic Health (2006 – 2014)



★ Olivia K. Bloom
Independent Director

- Director since 2022; Chair of the Audit Committee
- CFO of Geron from 2012 – 2023
- Previously held finance roles at Geron from 1996, including CAO and Controller



Lonnie Shoff
Independent Director

- Director since 2022; member of the Compensation Committee
- Currently sits on Medix Biochemica board of directors and advisory board of Globality Inc.
- Former President of Antech and Sound Diagnostics (Mars Petcare)
- President of Thermo Fisher's Clinical Diagnostics Division from 2016 to 2020



A. Blaine Bowman
Independent Director

- Director since 2019; Chair of the Compensation Committee
- Director of Solexa and, after its 2007 sale, Illumina through 2018
- Former Chairman, President and CEO of Dionex Corporation
- Former director of Altera (2012 – 2015)



Kenneth J. Widder, M.D.
Independent Director

- Director since 2023; member of the Audit and Nominating & Governance Committees
- QuidelOrtho director with 40+ years of experience in biomedical companies
- Founder, director and/or CEO of Sydnexis, OrphoMed, Sytera, NovaCardia, Santarus, and Molecular Biosystems Inc.
- Former general partner at LVP Life Science Ventures and Windamere Venture Partners

Note: Orange text indicates that the company was acquired during board membership or senior leadership.

4

The Board Ran a Robust Process

Strategic relationship with Tempus began in 2023; extensive discussions, which began at much lower price points, culminated in today's sale transaction

Key Process Milestones

November 2023
- Signed NeXT Personal Dx collaboration with **Tempus**
- Personalis issued **Tempus** 9.2M warrants; Commercialization Agreement included standstill provisions

May - July 2024
- Rejected **Party A**'s unsolicited bids ($3.75–$7.50 per share)
- Management and TD Cowen contacted **seven potential strategic parties**(1) to gauge interest in a potential transaction

January - February 2026
- **Tempus** and **Party A** signaled interest
- Centerview, TD Cowen and Cooley onboarded
- Board ordered evaluation of standalone plan

August 2024
- **Tempus** made a minority investment and broadened collaboration
- Standstill remained in place

June 17 - 22, 2026
- **Party A** verbalized ~$12.82(2) per share offer
- Advisors conducted outreach to **Party B**, and notified **Party C** and **Merck**
- All guided to meet or exceed $15.00 per share
- **Tempus** raised indication to $13.75 per share; subsequently, signaled $15.00 per share was its ceiling

April - May 2026
- **Party A** re-engaged; Personalis emphasized need for compelling value and substantial protections given antitrust risk
- Rejected **Tempus** indicative values of ~$9.00 and $11.00 per share as insufficient

July 10, 2026
- **Party B** withdrew
- **Party A** verbally indicated pathway to $18.00–$20.75 per share but requested more time

July 2, 2026
- Draft merger agreements sent to **Party A** and **Party B**
- Bid deadline set for 7/10/26,
- **Tempus** suspended exploratory discussions noting it could not find value in excess of prior indications

July 19 - 20, 2026
- Centerview and TD Cowen rendered fairness opinions
- Board approved merger with **Tempus**
- Merger agreement executed

July 13 - 18, 2026
- **Party A** capped its verbal offer at $17.00 per share and indicated it would require Personalis to seek Party C's waiver of its change of control protection
- **Tempus** raised its indication to $16.25 per share
- Advisors sought on multiple occasions to make the collar two-way, **Tempus refused**

Hallmarks of a Thorough, Fair Process

Independent Oversight	• Board comprising CEO and sophisticated non-employee directors, chaired by independent director Karin Eastham, led the review (15+ meetings contemplating a transaction in 2026) • Counseled by experienced advisors Centerview, TD Cowen and Cooley
Level Playing Field	• No exclusivity, special terms or edge granted to any bidder • Counterparties ultimately paced towards the same deadline
Competitive Tension	• Credible counterparties (strategic rationale, speed, certainty and ability to pay) • Counterparties played against one another to elicit best value
Alternatives Weighed	• Offers compared on a risk-weighted basis and benchmarked against standalone plan • Final offer near the top of Centerview's DCF range and above TD Cowen's(3)

Elicited Every Credible Counterparty to Participate

Party	Engagement	Outcome
Tempus	Inbound, commercial partner and ~12% holder bound by standstill	Raised indicative values from $9.00 to $16.25 per share; Signed transaction with downside protection and walk-away right
Party A	Inbound, management presentation and data room access	Verbally ranged from ~$12.82 to $18.00–$20.75 per share, then $17.00 per share verbal final offer with notable regulatory risk and third-party consent signing condition
Party B	Solicited by Board, management presentation, site visit and data room	Withdrew 7/10/26; Could not offer a meaningful premium to market price
Party C	Notified under commercial agreement	Declined to pursue a transaction
Merck	Notified under commercial agreement and ~13% holder	Declined to pursue a transaction; Signed voting agreement supporting Tempus merger

Source(s): Personalis DEFM14A (filed 10/21/26), Personalis schedule 13E-3/A (filed 10/20/26), Tempus Form S-4 (filed 8/31/26), Personalis Schedule 13E-3 (filed 8/31/26). Note: Party A, Party B and Party C as defined in the Form S-4. (1): Board-directed outreach included all parties contacted and involved in the 2026 process. (2): Party A's proposal of ~$1.5B in Party A stock, implying ~$12.82 per share on a fully diluted basis. (3): $16.25 per share offer vs. Centerview's DCF range of $11.05–$16.75 per share (Ex. (c)(16)) and TD Cowen's DCF range of $10.56–$12.65 per share (Ex. (c)(17)).

5

Focused Negotiations Drove Tempus to Maximum Value Indication / Price

Tempus increased its value indication four times over course of negotiations, including an incremental bump beyond the stated highest achievable value of $15 / share

+81%	Increase vs. Tempus' Initial Indication[1]
28%	Premium to 30-Day VWAP[2]
3	Suitors Parallel Tracked

Tempus Indications vs. Board Counters ($ per Share)



Tempus Indication
Board Counter
Final Agreed Price
$9.00[1]
$11.00
$13.75
$15.00 Threshold
$15.00
$17.50 Ask
$16.25
4/23/26
5/27/26
6/18/26
6/19/26
6/22/26
7/11/26
7/13/26

	4/23/26	5/27/26	6/18/26	6/19/26	6/22/26	7/11/26	7/13/26
% Improvement	n/a	+22%	+53%	n/a	+67%	n/a	**+81%**
Position	Rejected	Rejected	Rejected	Board Counter	Rejected	Board Counter	Accepted ✓
Basis	• Significantly undervalued Personalis • Phased acquisition structure was unattractive	• Indication still undervalued Personalis • Phased acquisition structure rejected again	• Undervalued Personalis and contained unattractive terms ($11.50 upfront, $2.25 contingent CVR)	• Requested a $15.00+ value indication, all upfront	• Party A and Party B signaled ability to potentially pay more	• Cited a competing proposal above $20.00 to re-open talks at $17.50	• Perceived most credible offer • Value above Party A's risk-adjusted $17.00 offer

Source(s): Personalis DEFM14A (filed 10/21/26), Personalis Schedule 13E-3/A (filed 10/20/26), Tempus Form S-4/A (filed 10/20/26), Tempus Form S-4 (filed 8/31/26), and Schedule 13E-3 (filed 8/31/26). (1): $9.00 per share reflects the Board's interpretation of Tempus' initial 35–40% premium indication. (2): 30-day VWAP of $12.72 per share through 7/16/26 at 3:27 p.m. ET (unaffected price prior to public reports regarding acquisition discussions) (Ex. (c)(17), p.5).

6

Tempus Transaction Represents the Most Compelling Path Forward

The board carefully evaluated all potential alternatives

	Standalone	Party A	Tempus
Headline Value Per Share	n/a	**$17.00** Verbal final offer (7/16/26), down from $18.00–$20.75 range *(Subject to additional diligence)*	**$16.25** Final indication (7/13/26)
How the Board Assessed Value	Centerview and TD Cowen Discounted Cash Flows of the management plan	Discounted at Personalis' anticipated incremental delay in closing timeline versus Tempus transaction	Taken at face value, given lower perceived antitrust risk than Party A
Risk-Adjusted Value Per Share	**$11.05–$16.75 / $10.56–$12.65** Centerview / TD Cowen[1]	**$15.65 / $14.45 / $13.30** 6mo / 12mo / 18mo Delay[2]	**$16.25**
Key Benefits	✓ Maintain control of the company ✓ Stockholders retain full upside potential	✓ Highest headline value ✓ Relatively de-risked acquisition currency	✓ Closing speed and certainty ✓ Meaningful premium to standalone value ✓ Downside protection (Floor Price and Termination Right)
Key Risks	? Ability to secure funding (~$525M in new equity under management plan) ? Sales channel concentration (Tempus) ? Intensifying competitive landscape ? Business execution risk	? Verbal proposal conditioned on significant additional diligence ? Anticipated long antitrust review, with uncertain impact to business ? Deal certainty risk ? Party C's change-of-control waiver required as a signing condition, created material deal certainty risk	? Lower headline value ? More volatile acquisition currency (mitigated by collar)

Source(s): Personalis DEFM14A (filed 10/21/26), Personalis Schedule 13E-3/A (filed 10/20/26), Tempus Form S-4/A (filed 10/20/26), Tempus Form S-4 (filed 8/31/26), and Schedule 13E-3 (filed 8/31/26). Note: Party A and Party C as defined in the Form S-4. (1): DCF ranges per Ex. (c)(16) and Ex. (c)(17). (2): Party A's $17.00 per share offer discounted at 17.75% cost of capital for assumed 6, 12 and 18 months incremental time required to close vs. Tempus, excluding regulatory risk that the deal would be blocked or that remedies would be unacceptable to Party A, rounded to the nearest $0.05, per Ex. (c)(14), p.7.

7

Final Deal Terms are Attractive Relative to Standalone Path and Other Offers

Tempus deal offers value certainty with downside protection

($M, Except per Share Data)		Final Deal Terms	
	Unaffected (7/16/26)	50% Cash	All Stock
Price Per Share	**$14.68**	**$16.25**	**$16.25**
Cash Consideration Per Share		8.13	–
Stock Consideration Per Share		8.13	16.25
Exchange Ratio at Signing (Tempus $52.47)	–	0.1549x	0.3097x
Fully Diluted Shares	117.156	118.163	118.163
Implied Equity Value	**$1,719**	**$1,920**	**$1,920**
Plus: Debt[1]	2	2	2
Less: Cash[1]	(213)	(213)	(213)
Implied Enterprise Value	**$1,508**	**$1,709**	**$1,709**
Pro Forma Ownership of Tempus		*8.0%*	*14.8%*
Cash Consideration		*854*	–
Implied Premiums			
Premium to Unaffected ($14.68)	–	*11%*	*11%*
Premium to 30-Day VWAP ($12.72)	*15%*	*28%*	*28%*
Premium to 90-Day VWAP ($9.91)	*48%*	*64%*	*64%*
Implied Multiples[2]			
EV / 2026E Revenue ($90M)	*16.68x*	*18.90x*	*18.90x*
EV / 2027E Revenue ($143M)	*10.56x*	*11.96x*	*11.96x*

Key Terms

Term	Detail
Consideration	Tempus stock, with up to 50% payable in cash at Tempus' election (exercisable until three business days before closing)
Collar	Value fixed at $16.25 per share above $48.42 "Floor Price"; Exchange ratio fixed at 0.3356x below "Floor Price" [3]
Termination Right	Personalis may terminate agreement if Tempus stock price falls below $46.00 "Lower Floor Price" at closing (measured on a 15-day VWAP basis prior to the closing date)
Voting Agreement[4]	Merck (~13%) has entered into a voting support agreement

Transaction Prioritized Downside Protection with Cash-Like Certainty Given Volatility of Tempus Stock

- *Cash-like value certainty:* $16.25 per share regardless of cash / stock mix or Tempus trading, subject to collar terms; limits exposure to Tempus' share price volatility before closing
- *Protection against a material decline:* Gives Personalis freedom to walk away if Tempus falls below the floor price
  - Upon announcement, Tempus stock fell below the lower floor price
- *Upside participation:* At least 50% of consideration to be paid in Tempus stock, allowing current shareholders to participate in combined company's growth after closing

Source(s): Personalis DEFM14A (filed 10/21/26), Personalis Schedule 13E-3/A (filed 10/20/26), Tempus Form S-4/A (filed 10/20/26), Personalis Form 8-K (filed 10/6/26), Tempus Form S-4 (filed 8/31/26), and Schedule 13E-3 (filed 8/31/26). Note: Unaffected as of 7/16/26 at 3:27 p.m. ET, fully diluted shares per treasury stock method (Ex. (c)(17), p.5): 106.751M basic shares, 14.898M options (weighted average strike of $5.33), 0.627M RSUs and 0.575M PSUs. Unaffected includes 9.778M net option shares and 0.627M RSUs, with PSUs assumed not to vest (117.156M). At transaction includes 10.211M net option shares and 1.202M RSUs and PSUs, assumed to vest on change of control (118.163M). (1): Cash and debt as of 6/30/26. (2): Revenue per Personalis management plan. (3): Under the collar, so long as the Tempus Stock Price, which absent certain circumstances specified in the merger agreement represents the volume weighted average trading price of Tempus Class A Common Stock on Nasdaq over the 15 trading days prior to, but not including the last trading day prior to the closing of the merger, is greater than $48.42, the exchange ratio will be $16.25 divided by the Tempus Stock Price, and if it is equal to or less than $48.42, the exchange ratio will be 0.3356. (4): Merck Voting Agreement (7/20/26) covering 14.045M shares (13.1%).

8

Agenda Transaction Follows a Thorough, Fair Process Transaction Offers Compelling and Certain Value Stock Consideration Allows Participation in Potential Upside from Combination; Transaction Mitigates Significant Standalone Execution Risk Moderna / Merck News was Already Priced into Management Forecast and Standalone Valuation 9

15% 34% 24% 14% 11% 0% 2% 1% 7% 35% 28% 29% $0 - $3 $3 - $6 $6 - $9 $9 - $12 $12 - $16.25 $16.25 - $18 $18 - $21 $21 - $24 Share Price Performance YTD Since 1/26 (2) 1-Yr 3-Yr 5-Yr Personalis +93% +49% +138% +603% (28%) Peers (1) +26% +17% +63% +45% (55%) $0 $5 $10 $15 $20 $25 $30Jul-21 Oct-21 Jan-22 Apr-22 Jul-22 Oct-22 Jan-23 Apr-23 Jul-23 Oct-23 Jan-24 Apr-24 Jul-24 Oct-24 Jan-25 Apr-25 Jul-25 Oct-25 Jan-26 Apr-26 Jul-26 Personalis Stock Has Been Subject to Significant Volatility, and Transaction at $16.25 Is Well Above Pre-Deal Trading Levels $15.39 (28%) $21.39 $9.57 (55%) Source: FactSet. (1) Index includes Natera, Guardant, Caris, Grail, BillionToOne, Adaptive, Veracyte, GeneDx, 10x Genomics, and CareDx. (2) Initial Tempus overture date. Selected Tools / Dx Companies(1) Personalis Distribution of Trading Volume # of shares (in mm) % distribution 167 385 264 152 121 5 121 97 99 Since 1/1/26 Since 7/17/21 17 9 25 Offer Price: $16.25 per share 7/16/26: Twitter speculation of potential takeover interest for Personalis from Merck and at least 2 other suitors at ~3:30pm 11/17/21: Last date where Personalis traded above $16.25 per share Transaction at $16.25 per share represents a premium for 97% of shares traded since 7/17/2021 10

Price per Share Compared to Analyst Price Targets

Tempus offer exceeded the price targets of **5 out of 7 brokers** at the time of the transaction

Personalis Wall Street Broker Price Targets At Deal Announcement



$18.00 Buy
$17.00 Buy
$13.00 Buy
$13.00 Hold
$11.00 Buy
$11.00 Buy
$10.00 Buy
Offer Price: $16.25
Pre-Annc.
Median PT: $13.00
No brokers have PTs beyond deal price post-announcement

	Broker 1	Broker 2	Broker 3	Broker 4	Broker 5	Broker 6	Broker 7
Δ Since Annc.	*Suspended Coverage*	*Withdrew $17.00 PT*	–	–	–	*Increased PT from $11.00 to $16.25*	*Increased PT from $10.00 to $16.25*

Select Broker Commentary

"We believe the premium is warranted given the strong growth in NeXT Personal, multiple Medicare reimbursement wins, and large addressable minimal residual disease...We think competing bids and potential antitrust issues are unlikely given reports that there were multiple bidders for PSNL and given PSNL and TEM's limited MRD market share."

July 20, 2026

"We view a competing bid as unlikely. Tempus is the key commercial partner responsible for selling PSNL's NeXT Personal MRD Test. While the Moderna announcement is exciting, the opportunity is likely much smaller than the MRD opportunity."

August 24, 2026

Source: Wall Street Research and FactSet.

11

Transaction Compares Favorably to Precedent Deal Metrics

EV / NTM Revenue


Transaction
15.2x
Precedents (Centerview) Median
6.3x
Precedents (TD Cowen) Median
6.3x

Commentary

- Personalis stockholders are **receiving a valuation well above precedent benchmarks**, at 15.2x EV / NTM revenue
  - Represents **~2.4x the precedent median** of 6.3x identified by both Centerview and TD Cowen
- **Largest disclosed MRD-focused acquisition** to date, with a $1.7bn all upfront enterprise value
  - Represents a factor of **~3x the maximum $595mm consideration** for Roche's April 2026 acquisition of SAGA Diagnostics (inclusive of milestones)
- **Full proceeds received by Personalis stockholders at closing** with no limitations on post-deal trading
  - The majority of precedent MRD deals had material milestones as part of the deal consideration

Source: Public filings and FactSet.

12

Implied Multiple Higher Than Publicly Traded Companies at the Time of the Transaction 18.9x 18.3x 16.0x 14.6x 14.6x 13.9x 8.8x 7.8x 4.6x 4.5x 4.0x Source: Public filings and FactSet as of 10/28/2026. (1) Reflects multiple based on management revenue forecast. EV / 2026E Revenue Median: 11.3x Transaction terms represent an implied multiple above peers at time of announcement (1) Implied Personalis EV / ‘26E Revenue at $16.25 Offer Price 13

Agenda Transaction Follows a Thorough, Fair Process Transaction Offers Compelling and Certain Value Stock Consideration Allows Participation in Potential Upside from Combination; Transaction Mitigates Significant Standalone Execution Risk Moderna / Merck News was Already Priced into Management Forecast and Standalone Valuation 14

Merger Is the Best Path for Personalis Stockholders, and Tempus Is the Best Partner

Transaction Overview

Transaction provides for highly certain, fully upfront proceeds in excess of any recent pre-transaction trading levels

- Highest value paid for any MRD focused transaction in history, and the only transaction without contingent value
- All implied transaction valuation metrics in line or in excess of standalone prospects

Downside Risk Management

Remaining independent carries significant operational execution risk

- Personalis must compete against substantially larger MRD incumbents in a highly competitive space
- Current unit economics for Personalis are unfavorable and would require continued reliance on Tempus for investment in commercial efforts in order to trend towards profitability

To fund continued development & commercialization as a standalone entity, Personalis will require multiple dilutive raises

- Cumulative negative EBIT 2H'26 – YE'29 of (~$300mm) before Personalis first expected to achieve profitability, with significant near-term cash burn required for ongoing R&D and commercial rollout; no certainty that the standalone company will ever achieve profitability
- Actual cash needs may be significantly higher in the event Tempus relationship ceased or was renegotiated

Upside Considerations

Tempus is an established commercial partner with demonstrated strategic fit

- The existing collaboration provides a foundation to accelerate NeXT Personal Dx adoption through Tempus' oncology sales channel, without building a standalone commercial organization
- Bringing together Personalis' ultrasensitive MRD technology and Tempus' precision oncology portfolio can broaden access to longitudinal cancer monitoring, increasing overall market presence

Personalis stockholders retain participation in the combined company's upside

- Ownership in Tempus preserves participation in future growth and potential synergies while reducing exposure to Personalis' standalone financing and execution risks

15

Scale is Increasingly Important in Competitive Dx Landscape 2026E Revenue ($bn) Source: Public filings and FactSet. (1) Reflects 2026E revenue numbers from Exact Sciences DEFM14A. (2) Guardant has indicated it is developing a personalized MRD offering. (3) Reflects implied offer value. MRD Offering? Tumor Naïve O P P P P O O P O Personalized P P ~ ~ O P P O P Current Market Cap $21.0 $61.2 $13.6 $24.5 $10.0 $0.6 $4.0 $7.1 $1.9 $3.7 $2.6 $1.6 $1.2 $1.0 $0.9 $0.6 $0.2 $0.1 (1) / Median: $1.0 (3) Among key MRD and diagnostics players, Personalis currently trails in commercial scale Personalis expected to be unprofitable for another 3 years, generating cumulative operating losses of ~$300M (3) (2) 16

$8.7B $13.6B $13.6B $1.0B $1.5B $0.8B $1.5B $1.1B 036912 15 $18 0 10 20 30 40 50 60 2019 2020 2021 2022 2023 2024 2025 2026 YTD # IPOs # FOs # RDs Total ($B) Standalone Plan Requires ~$525M of Dilutive New Equity Projections Under Management Plan ($M)(2) Source(s): Personalis Schedule 13E-3/A (filed 10/20/26), Tempus Form S-4/A (filed 10/20/26), Tempus Form S-4 (filed 8/31/26), Personalis Schedule 13E-3 Ex. (c)(16), p.23 (filed 8/31/26). (1): Personalis pre-transaction equity value of $1,489mm based on 30D VWAP from unaffected price on 7/16/26 at 3:27pm. (2): Boxes show net proceeds raised in each projected equity raise. (3): Dealogic as of 9/30/26. LS Tools/Dx IPOs, follow-ons (FOs) and registered directs (RDs). Quantum represents 35% of Personalis’ pre-transaction equity value(1) and is substantially at risk LS Tools/Dx Public Equity Issuance is Volatile(3) What Would Standalone Holders Be Underwriting? Financing Substantial additional capital required to fund the standalone plan, with only ~$16M of cash remaining by YE’28, absent future equity raises Future equity raises would likely require issuance at a substantial discount to prevailing market prices (median discount of ~11% over the past 5 years) Significant funding need tied to clinical R&D which is difficult to partially scale back – reducing trial size or scope directly impacts probability of success Dilution Erosion of existing holders’ ownership Profitability History of losses, with no assurance of sufficient revenue, coverage or reimbursement to bridge to break-even Competition Must challenge scaled incumbents with substantially greater financial resources Concentration Tempus is the primary U.S. commercial channel for NeXT Personal Dx Near-term need to substantially build out internal sales force and shift reliance from Tempus

Source(s): PersonalisDEFM14A (filed 10/21/26), Personalis Schedule 13E-3/A (filed 10/20/26), Tempus Form S-4/A (filed 10/20/26), Personalis Form 10-K for FY2025 and Form 8-K (filed 10/6/26), Tempus Form S-4 (filed 8/31/26), and Schedule 13E-3 (filed 8/31/26), Natera, Roche and CareDx press releases. A Superior Alternative to Tempus is Highly Unlikely Exhaustive process and fast-moving market reinforces Board’s determination that Tempus transaction maximizes value Logical Buyers Already Engaged All credible strategic parties were contacted and encouraged to participate Several rounds of bidding/negotiating culminated with Tempus as the most compelling outcome Tempus stated that $15.00 per share was its maximum value indication and withdrew when the Board rejected that price; the Board held firm on achieving the highest possible consideration from Tempus Tempus ultimately re-engaged at $16.25 per share (countering the Board’s target of $17.50), acknowledging that this was their absolute max value indication for a transaction The Board did not believe any other credible party was willing to transact at a greater risk-adjusted value Deal has been publicly announced for 3 months and no other suitor has emerged Tempus Arrangement Tempus uniquely positioned to commercialize the MRD assay, Personalis’ core value driver Personalis gains access to Tempus’ scale, suite of oncology tests, and financial resources, allowing for faster expansion to compete effectively against larger competitors in a combined organization vs. through a terminable commercial agreement Dynamic Market In the increasingly competitive MRD market, diagnostics companies are rapidly pursuing business development, commercial partnerships, collaborations and M&A (e.g., Natera / Foresight, Roche / SAGA, CareDx/ Naveris)Past interest is not guaranteed in the future; potential counterparties may have moved on Following the Moderna/Merck data, Tempus announced a collaboration with both companies to support commercialization of the personalized cancer vaccine Personalis does not retain explicit future rights as a personalized cancer vaccine commercial partner 18

Agenda Transaction Follows a Thorough, Fair Process Transaction Offers Compelling and Certain Value Stock Consideration Allows Participation in Potential Upside from Combination; Transaction Mitigates Significant Standalone Execution Risk Moderna / Merck News was Already Priced into Management Forecast and Standalone Valuation 19

Since program inception: Personalis’ ImmunoID NeXT platform has supported tumor profiling for Moderna / Merck’s personalized cancer vaccine program, intismeran autogene(V940 / mRNA-4157), since clinical development began December 13, 2022: Moderna / Merck announce positive Phase 2b KEYNOTE-942 results, showing a 44% reduction in the risk of melanoma recurrence or death versus Keytruda alone (Moderna share price: +20%) February 3, 2023: Personalis and Moderna sign a new agreement to continue using NeXT in upcoming intismeran autogene clinical studies, following positive Phase 2b KEYNOTE-942 data December 19, 2024: Personalis and Moderna extend their collaboration, establishing a long-term framework for continued use of the ImmunoID NeXT platform Services continue until 10 years after Moderna fulfills specified minimum volume commitments, with two additional five-year extensions at Moderna’s election Agreement also provides Moderna with options to license Personalis’ technology and perform or outsource equivalent services, subject to specified conditions and payments Concurrently, Merck agrees to purchase $50mm of Personalis common stock (~14mm shares) August 19, 2026: Moderna / Merck announce that Phase 3 INTerpath-001 met its primary and key secondary endpoints, demonstrating improved recurrence-free and distant metastasis-free survival (Moderna share price: +177%) October 7, 2026: Tempus announces an expanded, multi-year collaboration with Moderna / Merck to support potential commercialization of intismeran autogene Tempus will manage collection and transfer of tumor tissue and blood samples required for sequencing Subject to applicable regulatory approvals, Tempus will also provide sequencing services supporting individualized therapy design and manufacturing October 24, 2026: Moderna / Merck present full Phase 3 INTerpath-001 results at ESMO (Moderna share price: (19%)from Oct. 21, prior to leak) Timeline of Relevant Events: Moderna / Merck Cancer Vaccine 20

Framing the Market Opportunity: Majority of Intismeran Autogene Total Opportunity for Moderna Remains High Risk

Indication	Indication Breakdown	Phase · study (Primary Completion)[1]	US patients (#)	Est. Initial Launch[2]
Melanoma	Adjuvant melanoma, stage IIB–IV	P3 · INTerpath-001 (Oct'29)	~37K	2027E
	1L advanced melanoma	P2 · INTerpath-012 (Jul'28)	~13K	
NSCLC	Adjuvant NSCLC, stage II–IIIB	P3 · INTerpath-002 (Jun'30)	~33K	2030E
	Adjuvant NSCLC, no pCR post-neoadj.	P3 · INTerpath-009 (May'33)	~26K	
	Adjuvant NSCLC, stage I	P3 · INTerpath-014 (Aug'34)	~56K	
	1L metastatic squamous NSCLC	P2 · INTerpath-013 (Jul'29)	~24K	
RCC	Adjuvant renal cell carcinoma	P2 · INTerpath-004 (Jan'28)	~18K	2030E
Bladder Cancer	Muscle-invasive bladder (MIBC)	P1/2 · INTerpath-005 (Apr'27)	~21K	2034E
	High-risk NMIBC	P2 · INTerpath-011 (Sep'31)	~29K	
Other	Adjuvant pancreatic (PDAC)	P1	~12K	n.d.
Total			~270K	

Note: Moderna has not publicly quantified the ex-U.S. opportunity

Initial data is in adjuvant melanoma, representing ~14% of total patient opportunity; today, peak melanoma sales estimated at 9% of Keytruda's 2025 revenue

21

Source: Wall Street research and public filings. (1) Sponsor estimate for the primary endpoint; interim analyses can read out earlier (INTerpath-001 read out at a pre-specified interim in Aug '26). (2) Reflects estimated timing of first launch in each respective indication.

Revenue from Moderna’s PCV Was Included in the Personalis Forecast at 100% Probability Prior to Release of INT Data Management Forecast Per 6/5/26 Board Discussion 22 Personal Cancer Vaccine segment provides estimate of Moderna collaboration impact to Personalis Management base case forecast contemplates 210k samples in 2034 assuming $1,000 / test Expansion of sample volume in 2030 and beyond assumes approval of additional indications as well as product globalization Pelican Management Plan: Revenue Assumptions

Personalis' Forecast Implied Multi-Blockbuster Revenue for Moderna's PCV – Well in Excess of Street Expectations

Mgmt. Implied 2034 Intismeran Autogene Revenue to Moderna

210K	x	$300K	=	$63bn
(2034E Personalis assumed patients)		Moderna Revenue / Patient		Implied 2034E Revenue to Moderna

Current Intismeran Autogene Sentiment Among Wall Street Brokers

Consensus 2034E NRA Sales ▶ ***$11.2bn***

Pricing Commentary

"We est. a US pool of ~18–22k pts annually (~9-11% stg.IIB/C, resected stg.III ~7-8% and completely resected stg.IV 0.5-1%). Assuming a ~40-45% price premium to Keytruda (~$300k per pt) for the full 9 dose intismeran course"

(10/26/26) Deutsche Bank

Market Commentary

- *Subsequent to the transaction announcement, Tempus signed agreement with **Moderna to directly supply testing and sequencing services***
- *Indicative that there are multiple diagnostics players competing for test allocation; **Personalis may not obtain 100% share of testing volume***

In Context of Largest Solid Tumor Therapies Approved Today:

Personalis management forecast implies Moderna's intismeran autogene will be larger than any cancer drug approved today

Solid Tumor Therapy	WW Peak Sales ($bn)	Est. Annual Cost ($K)[1]
KEYTRUDA (pembrolizumab)	$35	$215
DARZALEX (daratumumab)	$23	255
ENHERTU (fam-trastuzumab deruxtecan)	$19	230
OPDIVO (nivolumab)	$11	205

23

Source: Wall Street research, EvaluatePharma, VisibleAlpha, and public filings. (1) Reflects estimated annual treatment cost based on manufacturer-published U.S. list prices and standard adult dosing.

Moderna Performance Is Not A Clear Comparator for Personalis Personalis management assumes commercial success of intismeran autogene in a broad patient population At ~$1,000 / test of revenue considered for Personalis, economics are vastly different than those to Moderna Moderna (in addition to Merck) manufacture and commercialize the drug directly, which could be priced at hundreds of thousands of dollars a dose Moderna performance indicates brokers are attributing significant value to indications beyond Melanoma Melanoma is a relatively small indication with one of the lowest clinical thresholds for success and approval More prevalent indications like lung and colorectal cancer are increasingly more difficult to achieve clinical success in (similarly to approval pathway for Keytruda) Prior to August data, Moderna was the most shorted stock in the biotech universe Outsized short price uplift from the data was driven by a short squeeze that is still rippling through the biotech sector, as long/shorts have been forced to liquidate long positions to cover their Moderna shorts Momentum of the stock is highly technical, not fundamental in a way that would materially impact Personalis 24

25 Appendix

Personalis Overview

An ultrasensitive, tumor-informed MRD platform with established Medicare coverage and leading partners

Personalis, Inc. (Nasdaq: PSNL)
Fremont, CA-based cancer genomics company focused on ultrasensitive, tumor-informed MRD testing

2011	~260	~571K	5
Launched & IPO in 2019	Employees	Human Samples Sequenced	Medicare Coverage Determinations[1]

Financial Snapshot

$69.6M 2025 Revenue	**$22.4M** Q2 2026 Revenue
$211M Net Cash (6/30/26)	**($74.9M)** 2025 Cash Used in Operations

Board of Directors

Director	Background
Karin Eastham (Chair)	Director, Veracyte (Genomic Diagnostics)
Christopher Hall	Chief Executive Officer
Olivia K. Bloom	Former CFO, Geron
A. Blaine Bowman	Former Director, Illumina and Solexa
Woodrow A. Myers, Jr., M.D.	Former Director, Express Scripts
Lonnie Shoff	Former President, Clinical Diagnostics, Thermo Fisher
Kenneth J. Widder, M.D.	Director, QuidelOrtho

Technology and Key Relationships

NeXT Personal Dx	• Tumor-informed, whole-genome-based MRD test tracking up to ~1,800 variants • Sensitivity down to 1.67 parts per million, detecting recurrence 5-15 months before imaging
Medicare Coverage[1]	• NeXT Personal Dx covered in breast surveillance, breast neoadjuvant, NSCLC and IO monitoring • NeXT Dx comprehensive genomic profiling also covered by Medicare
Key Partners[2]	• Tempus: co-commercialization since Nov '23, term through Nov '29, $36M investment (Aug '24) • Customers include Merck ($50M investment in Dec '24), Moderna and the VA Million Veteran Program
Clinical Evidence	• Collaborations with TRACERx (Cancer Research UK, UCL, Francis Crick), Royal Marsden and Dana-Farber • Additional studies with MD Anderson, Johns Hopkins, Duke and Institut Curie

Tempus Commercial Agreement Overview

Personalis + TEMPUS

Covered Indications	• Breast, Lung, CRC, Solid Tumor IO Monitoring
Exclusivity	• Exclusive commercial partner for covered indications
Key Terms / Tempus Responsibilities	• Tempus integrates NeXT Personal Dx into its testing menu and provides access to sales and marketing funnel • Provides up to $12M in milestone payments to help fund clinical evidence development of NeXT Personal Dx

Source(s): Personalis Form 10-K for FY2025, Q2 2026 earnings release (8/4/26) and press releases, Tempus Form S-4 (filed 8/31/26), Tempus investor presentation (7/20/26). (1): NeXT Personal Dx in four indications plus NeXT Dx. (2): Tempus: 3.5M shares at $5.07 plus $18.4M warrant exercise (Aug-24). Merck: 14.0M shares at $3.56 (Dec 24).

26

Tempus Overview

Business Overview

- **Fast-growing healthcare technology company** providing diagnostics solutions, leveraging AI to connect laboratory results to a patient's own clinical data, providing personalized results
  - **Genomics**, which leverages laboratories to provide NGS diagnostics, RNA sequencing, ctDNA liquid biopsy panels, WGS and other anatomic and molecular pathology testing to healthcare providers
    - Represents majority of revenue for Tempus; generated ~$1bn in 2025
  - **Data and Services**, which facilitates drug discovery and development for life sciences companies through two products:
    - **Insights:** Provides researchers with access to multimodal healthcare data and a suite of analytic and cloud-and-compute tools for discovery, R&D and commercialization
    - **Trials:** Leverages network of physicians to provide clinical trial matching services for pharmaceutical companies
    - Generated ~$0.3bn of revenue in 2025
  - Tempus has historically been active in pursuing targeted M&A, purchasing Ambry Genetics in 2024 and Paige AI in 2025
- Tempus is headquartered in Chicago, Illinois and currently has ~3,800 employees

Key Diagnostics Solutions

- **Comprehensive diagnostics portfolio**, generating longitudinal patient data to fuel Tempus' AI models and personalized insights

Hereditary Risk	**xG** germline testing	
Therapy Selection	**xT / xF** tissue + liquid biopsy **xR** DNA + RNA Tumor + Normal Match	NeXT Dx ImmunoID NeXT (biopharma)
Tailored Testing	Biomarker assays (e.g., HRD, PD-L1, HER2, CLDN18, MMR)	
MRD & Monitoring	**xM** tumor-naive **xM NeXT** tumor-informed	

Personalis products; subject to closing

Key Management



Eric Lefkofsky
Founder and CEO
- Founded in August of 2015
- Previously co-founded Pathos AI, Groupon and Mediaocean



Jim Rogers
CFO
- Appointed April 2021
- Previously held senior FP&A positions at Groupon



Terron Bruner
Chief Commercial Officer
- Appointed April 2021
- Previously Sr. Sales Leader of HCLS at Amazon Web Services



Mike Yasiejko
President
- Appointed January 2026, previously EVP of Genomics
- Previously Associate Partner at Bain

Source: Company filings.

27

Forward-Looking Statements This communication relates to a proposed business combination transaction between Tempus AI, Inc. (“Tempus”) and Personalis, Inc. (“Personalis”). This communication includes forward-looking statements within the meaning of federal securities laws. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined company or the price of Tempus’ common shares or Personalis’ stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that stockholders of Personalis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate timing, outcome and results of integrating the operations of Tempus and Personalis; the effects of the business combination of Tempus and Personalis, including the combined company’s future financial condition, results of operations, strategy and plans; regulatory approval and clearances of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the significant costs associated with the proposed transaction; potential litigation relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of Tempus and/or Personalis to pursue certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the businesses of Tempus and Personalis; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which Tempus and Personalis operate; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Tempus’ or Personalis’ response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, was included in the registration statement on Form S-4 and proxy statement/prospectus that are filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Tempus’ and Personalis’ respective periodic reports and other filings with the SEC, including the risk factors identified in Tempus’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Personalis’ most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Tempus nor Personalis undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law. 28

Additional Information and Where to Find It In connection with the proposed merger, Tempus filed with the SEC a registration statement on Form S-4 which includes a document that serves as a prospectus of Tempus and a proxy statement of the Company (the “proxy statement/prospectus”). Tempus, the Company and certain of their respective affiliates jointly filed a transaction statement on Schedule 13E-3 (the “Schedule 13E-3”) with the SEC. The registration statement was declared effective by the SEC on October 21, 2026, and the definitive proxy statement/prospectus was mailed to the stockholders of Personalis on or about October 21, 2026. This communication is not a substitute for the registration statement, the proxy statement/prospectus, the Schedule 13E-3 or any other document that the Company or Tempus may file with the SEC with respect to the proposed business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, THE SCHEDULE 13E-3 AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEMPUS, THE COMPANY AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Tempus at its website, www.tempus.com, or from the Company at its website, www.personalis.com. Documents filed with the SEC by Tempus will be available free of charge by accessing Tempus’s website at https://investors.Tempus.com/financials/sec-filings, under the heading SEC Filings, or, alternatively, by contacting Tempus’s Corporate Secretary at Tempus AI, Inc., 600 West Chicago Avenue, Suite 510, Chicago, Illinois 60654, and documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website at www.personalis.com under the heading Investor or, alternatively, by contacting the Company’s Investor Relations department at investors@personalis.com.

No Offer or Solicitation This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 30